CSS INDUSTRIES, INC.
1845 WALNUT STREET
SUITE 800
PHILADELPHIA, PA 19103-4755
(215) 569-9900
FAX (215) 569-9979

March 7, 2014

Linda Cvrkel
Branch Chief
United Stated Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	CSS Industries, Inc. Form 10-K for the Year Ended March 31, 2013 Filed May 31, 2013 File No. 001-02661

Dear Ms. Cvrkel:

This letter sets forth the response of CSS Industries, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the above-referenced filing, which were transmitted to the Company by letter dated March 3, 2014. This response letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.

Set forth below are the Staff’s comments, indicated in italics, together with the responses thereto by the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

1.
We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, in several instances, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, without quantifying each. These disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise your discussion to separately quantify each significant factor where more than one factor is attributable to the change.

DB1/65984041.1

Historically, the Company has described the significant factors that explain fluctuations in income statement line items and believes that the disclosure informs the reader of the substantial reasons for variances year-over-year. However, in the Company’s upcoming filing of its Annual Report on Form 10-K for the fiscal year ending March 31, 2014 (the “2014 Form 10-K”) and in future periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company will further expand the disclosure, where applicable, to quantify the relative contribution of each of the multiple components cited to the total change.

Note 1 -- Summary of Significant Accounting Policies, page 31
Note 11 – Operating Leases, page 50

2.
We note that you lease space aggregating 789,000 square feet. In light of the materiality of rental expenses with respect to leased space, please tell us and revise your notes the financial statements to disclose your policy for recognizing rental expense in accordance with ASC 840-20-25.

The Company records rental expense on a straight-line basis over the lease term in accordance with ASC 840-20-25. In the Company’s upcoming filing of its Form 10-K for the period ending March 31, 2014 and in future filings, the Company will expand its disclosure in the Summary of Significant Accounting Policies and Operating Leases footnotes to the financial statements to include its policy for recognizing rental expense.

* * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please address them to the undersigned at (215) 988-4565.

Sincerely,

CSS INDUSTRIES, INC.

DB1/65984041.1

cc:     Effie Simpson, United States Securities and Exchange Commission
Jean Yu, United States Securities and Exchange Commission
Justin W. Chairman, Esquire, Morgan, Lewis & Bockius LLP

DB1/65984041.1